Exhibit 99.5

QEP Field Services Company

Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2014 and 2013, and

As of June 30, 2014, and December 31, 2013

INDEX TO FINANCIAL STATEMENTS

QEP Field Services Unaudited Consolidated Financial Statements
Unaudited Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2014 and 2013	F-2
Unaudited Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013	F-3
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2014 and 2013	F-4
Unaudited Consolidated Statements of Equity for the Six Months Ended June 30, 2014 and 2013	F-5
Notes Accompanying the Unaudited Consolidated Financial Statements	F-6

QEP FIELD SERVICES COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)
REVENUES
NGL sales	$31.2	$24.2	$64.3	$48.5
Processing (fee-based) revenues	18.8	19.5	35.7	35.9
Other processing revenues	1.2	—	9.3	4.9
Gathering revenues	36.0	36.5	69.2	75.0
Other gathering revenues	7.1	10.8	18.3	21.2
Purchased gas and NGL sales	1.4	3.4	2.2	8.5

Total Revenues	95.7	94.4	199.0	194.0

OPERATING EXPENSES
Purchased gas and NGL expense	1.5	3.5	1.8	8.6
Processing expense	3.9	4.3	8.5	7.6
Processing plant fuel and shrinkage	10.2	8.8	21.0	15.1
Gathering expense	10.0	9.5	20.0	19.2
NGL transportation and fractionation costs	9.5	11.7	15.0	12.1
General and administrative	18.7	8.9	33.2	19.7
Taxes other than income taxes	2.9	1.6	4.7	2.8
Depreciation and amortization	16.8	14.5	33.3	30.2

Total Operating Expenses	73.5	62.8	137.5	115.3
Net loss from property sales	—	(0.1)	—	(0.4)

OPERATING INCOME	22.2	31.5	61.5	78.3
Interest and other income	—	—	—	0.3
Income from unconsolidated affiliates	1.1	2.1	3.3	3.4
Interest expense, net	(0.7)	(1.1)	(1.3)	(2.4)

INCOME BEFORE INCOME TAXES	22.6	32.5	63.5	79.6
Income taxes	(6.4)	(11.3)	(19.2)	(28.3)

NET INCOME	16.2	21.2	44.3	51.3
Net income attributable to noncontrolling interest	(5.1)	(1.4)	(10.8)	(2.0)

NET INCOME ATTRIBUTABLE TO QEPFS	$11.1	$19.8	$33.5	$49.3

See notes accompanying the unaudited consolidated financial statements.

QEP FIELD SERVICES COMPANY

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$16.0	$18.1
Accounts receivable, net	62.9	61.2
Accounts receivable from related party	77.7	28.4
Income taxes receivable	13.2	29.2
Natural gas imbalance receivable	24.5	8.2
Inventory, at lower of average cost or market	8.4	5.1
Deferred income taxes current	3.3	2.7
Other current assets	2.0	1.5

Total current assets	208.0	154.4

Property, plant and equipment, net	1,294.2	1,287.0
Investment in unconsolidated affiliates	36.7	39.0
Other noncurrent assets	3.4	4.7

Total assets	$1,542.3	$1,485.1

LIABILITIES
Current liabilities:
Accounts payable	$52.0	$32.8
Accounts payable to related party	25.5	46.7
Deferred revenue	12.9	9.6
Natural gas imbalance liability	24.5	8.2
Accrued compensation	3.7	4.7
Other current liabilities	6.2	1.9

Total current liabilities	124.8	103.9

Deferred income taxes	245.7	241.9
Asset retirement obligation	33.4	32.4
Deferred revenue	15.4	12.9
Commitments and contingencies (see Note 7)
EQUITY
Owners’ net investment	627.2	593.8
Noncontrolling interest	495.8	500.2

Total net equity	1,123.0	1,094.0

Total liabilities and equity	$1,542.3	$1,485.1

See notes accompanying the unaudited consolidated financial statements.

QEP FIELD SERVICES COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2014	2013
	(in millions)
OPERATING ACTIVITIES
Net income	$44.3	$51.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33.3	30.2
Deferred income taxes	3.2	14.1
QEPM equity-based compensation expense	0.6	—
Income from unconsolidated affiliates	(3.3)	(3.4)
Contributions from unconsolidated affiliates	5.7	4.1
Amortization of debt issuance costs	0.3	—
Net loss from asset sales	—	0.4
Changes in operating assets and liabilities:
Accounts receivable	(51.0)	13.3
Inventory	(3.3)	7.8
Accounts payable and accrued expenses	(1.7)	14.7
Income taxes	16.0	13.4
Other	6.0	(2.4)

Net cash provided by operating activities	50.1	143.5

INVESTING ACTIVITIES
Property, plant and equipment	(36.3)	(35.0)

Net cash used in investing activities	(36.3)	(35.0)

FINANCING ACTIVITIES
Checks outstanding in excess of cash balances	—	(1.7)
Repayments of long-term debt (to related party), net	—	(90.0)
Distributions to parent, net	(0.7)	(11.0)
Distribution to unitholders	(12.1)	—
Distribution to noncontrolling interest	(3.1)	(3.1)

Net cash used in financing activities	(15.9)	(105.8)

Change in cash and cash equivalents	(2.1)	2.7
Beginning cash and cash equivalents	18.1	—

Ending cash and cash equivalents	$16.0	$2.7

Supplemental Disclosures:
Cash paid for interest, net of capitalized interest	$0.8	$11.9
Non-cash investing activities
Change in capital expenditure accrual balance	$3.1	$(9.5)

See notes accompanying the unaudited consolidated financial statements.

QEP FIELD SERVICES

UNAUDITED CONSOLIDATED STATEMENTS OF EQUITY

	Owners’ Net Investment	Noncontrolling Interest	Total Net Equity
	(in millions)
Balance at December 31, 2012	$742.4	$47.7	$790.1
Net income	49.3	2.0	51.3
Distributions to parent, net	(11.0)	—	(11.0)
Distribution of noncontrolling interest	—	(3.1)	(3.1)

Balance at June 30, 2013	$780.7	$46.6	$827.3

Balance at December 31, 2013	$593.8	$500.2	$1,094.0
Net income	33.5	10.8	44.3
Distributions to parent, net	(0.7)	—	(0.7)
Distribution to unitholders	—	(12.1)	(12.1)
Distribution of noncontrolling interest	—	(3.1)	(3.1)
Equity-based compensation	0.6	—	0.6

Balance at June 30, 2014	$627.2	$495.8	$1,123.0

See notes accompanying the unaudited consolidated financial statements.

QEP FIELD SERVICES COMPANY

NOTES ACCOMPANYING THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Basis of Presentation

QEP Field Services Company (“QEPFS”, the “Company,” “we,” “us” and “our”) is a Delaware corporation that owns and operates a diversified portfolio of midstream energy assets. Our business primarily consists of providing natural gas gathering, processing, treating and transportation services and natural gas liquids, or NGL, fractionation and transportation services for our producer customers through our ownership and operation of three gathering systems and four processing complexes and one fractionation facility. Our assets, which are strategically located in, or are within close proximity to, the Green River Basin located in Wyoming and Colorado and the Uinta Basin located in eastern Utah provide critical infrastructure that links natural gas producers and suppliers to natural gas markets, including various interstate and intrastate pipelines. In addition, we own (i) an approximate 55.8% limited partner interest in QEP Midstream Partners, LP (“QEPM” or “QEP Midstream Partners”), a publicly traded partnership (NYSE: QEPM), consisting of 3,701,750 common units and 26,705,000 subordinated units and (ii) 100% of QEPM’s general partner, which owns the 2.0% general partner interest in QEPM and 100% of QEPM’s incentive distribution rights.

In December 2013, QEP Resources, Inc. (“QEP”) announced that its board of directors had authorized the separation of QEPFS including its interest in QEP Midstream Partners (the “separation”). The separation will include all of QEPFS’ assets and ownership interests except for the Haynesville gathering system, which will transfer to QEP in connection with the separation. The separation is subject to final approval by QEP’s board of directors.

Interim consolidated financial statements do not include all of the information and notes required by accounting principles generally accepted in the United States (“GAAP”) for audited financial statements. These financial statements should be read in conjunction with QEPFS’ consolidated financial statements for the year ended December 31, 2013. These financial statements reflect all normal results of operations and financial position. Amounts reported in the Consolidated Statement of Operations are not necessarily indicative of amounts expected for the respective annual periods.

The unaudited consolidated financial statements of QEPFS have been prepared in accordance with GAAP on the basis of QEP’s historical ownership of QEPFS’ assets. These consolidated financial statements have been prepared from the separate records maintained by QEP and may not necessarily be indicative of the actual results of operations that might have occurred if QEPFS had been operating separately during the periods reported.

The cost of doing business incurred by QEP on our behalf has been reflected in the accompanying financial statements. These costs include general and administrative expenses allocated by QEP to us in exchange for:

•	business services, such as payroll, accounts payable and facilities management;

•	corporate services, such as finance and accounting, legal, human resources, investor relations and public and regulatory policy;

•	executive compensation, including share-based compensation; and

•	other post-retirement benefit costs.

Transactions between QEPFS and QEP have been identified in the consolidated financial statements as transactions between related parties (see Note 2).

QEP Midstream Partners

On August 14, 2013, QEPM completed its initial public offering (“IPO”) of 20,000,000 common units, representing limited partner interests in QEPM, at a price to the public of $21.00 per common unit. QEPM received net proceeds of $390.7 million from the sale of the common units, after deducting underwriting discounts and commissions, structuring fees and offering expenses of approximately $29.3 million. Following the IPO, the underwriters exercised their over-allotment option to purchase an additional 3,000,000 common units, at a price of $21.00 per common unit, providing additional net proceeds of $58.9 million, after deducting $4.1 million of underwriters’ discounts and commissions and structuring fees, to QEPM. QEPM used the net proceeds to repay its outstanding debt balance with QEPFS, which was assumed with the assets contributed to QEPM, pay revolving credit facility origination fees and make a cash distribution to QEPFS, a portion of which was used to reimburse QEPFS for certain capital expenditures it incurred with respect to assets contributed to QEPM.

QEPM is a publicly traded master limited partnership that was formed by QEPFS to own, operate, acquire and develop midstream energy assets. QEPM’s assets currently consist of ownership interests in four gathering systems and two FERC regulated pipelines, which provide oil and gas gathering and transportation services. These assets are located in, or within close proximity to, the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah, and the Williston Basin located in North Dakota.

Recent Accounting Developments

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which seeks to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The amendments are effective prospectively for reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is currently assessing the impact on the Company’s consolidated financial statements.

Note 2—Related Party Transactions

QEPFS provides gas gathering, processing, treating and transportation services and NGL, fractionation and transportation services to QEP resulting in related party transactions. The following discussion describes these related party transactions in more detail.

Centralized Cash Management

QEP operates a cash management system whereby excess cash from its various subsidiaries, held in separate bank accounts, is swept to a centralized account. Sales and purchases related to third-party transactions are settled in cash but are received or paid by QEP within the centralized cash management system.

Related Party Debt

During 2013, QEP Field Services had a $250.0 million promissory note with QEP, which matured at the end of the first quarter of 2013 with a fixed interest rate of 6.05%. The promissory note was renewed on April 1, 2013, with a one-year term. In addition, QEP Field Services entered into a $1.0 billion revolving credit type promissory note with QEP, with a maturity date of April 1, 2017, to assist with funding of capital expenditures. QEPFS has the ability and intent to refinance the promissory note on a long-term basis under the $1.0 billion promissory note. Both agreements required QEPFS to pay QEP interest at a 6.05% fixed-rate in 2013 and all interest expense was due to QEP and settled in cash. QEPFS was compliant with its covenants under the agreement at June 30, 2014, and there are no letters of credit outstanding. As of June 30, 2014 and December 31, 2013, QEPFS had no outstanding debt.

Allocation of Costs

The employees supporting QEPFS’ operations are employees of QEP and QEPFS. General and administrative expense for QEPFS was $18.7 million and $8.9 million for the three months ended June 30, 2014 and 2013, respectively, and $33.2 million and $19.7 million for the six months ended June 30, 2014 and 2013, respectively. The consolidated financial statements of QEPFS include direct charges for operations of our assets and costs allocated by QEP. These allocated costs are reimbursed and relate to: (i) various business services, including, but not limited to, payroll, accounts payable and facilities management, (ii) various corporate services, including, but not limited to, legal, accounting, treasury, information technology and human resources and (iii) restructuring, compensation, share-based compensation, and other post-retirement costs. These expenses were charged or allocated to QEPFS based on the nature of the expenses and its proportionate share of QEP’s property, plant and equipment, operating income and direct labor costs. Management believes these allocation methodologies are reasonable.

The following table summarizes the other related party income statement transactions with QEP:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
			(in millions)
Revenues from related party	$44.3	$45.6	$76.5	$85.4
Interest expense to related party	—	(1.1)	—	(2.4)

Note 3—Property, Plant and Equipment

A summary of the historical cost of QEPFS’ property, plant and equipment is as follows:

	Estimated useful lives	June 30, 2014	December 31, 2013
		(in millions)
Gathering and processing equipment	5 to 40 years	$1,711.3	$1,675.3
General support equipment	3 to 30 years	24.0	21.4

Total property, plant and equipment		1,735.3	1,696.7
Accumulated depreciation		(441.1)	(409.7)

Total net property, plant and equipment		$1,294.2	$1,287.0

Note 4—Asset Retirement Obligations

QEPFS records asset retirement obligations (“ARO”) when there are legal obligations associated with the retirement of tangible long-lived assets. The fair values of such costs are estimated by QEPFS personnel based on abandonment costs of similar assets and depreciated over the life of the related assets. Revisions to the ARO liability may occur, amongst other things, due to changes in estimated abandonment costs and estimated settlement timing. The ARO liability is adjusted to present value each period through an accretion calculation using a credit-adjusted, risk-free interest rate of QEPFS.

The following is a reconciliation of the changes in the asset retirement obligation for the periods specified below:

Asset Retirement Obligations
2014
(in millions)
ARO liability at January 1,	$32.4
Accretion	1.0

ARO liability at June 30,	$33.4

Note 5 – Restructuring Costs

In December 2013, QEP announced its plan to pursue a separation of its midstream business, QEPFS. In connection with this announcement, the Board of Directors approved an employee retention plan to provide substantially all QEPFS’ employees as of December 1, 2013, with a one-time lump-sum cash payment on December 31, 2014, or whenever the separation of QEPFS occurs, whichever is earlier, conditioned on continued employment with QEPFS or a successor through the payment date unless the employee is terminated prior to such date.

The total amount QEPFS expects to incur with regards to this restructuring is $10.4 million. This amount is related entirely to the employee retention plan discussed above. As of June 30, 2014, QEPFS has incurred $5.6 million, which is included in “Accounts payable” on the Consolidated Balance Sheet. None of the $5.6 million has been paid or settled as of June 30, 2014, and $4.8 million was incurred and expensed during the six months ended June 30, 2014 on the Consolidated Statement of Operations.

Note 6—Debt

QEPM’s Credit Facility

On August 14, 2013, QEPM entered into a $500.0 million senior secured revolving credit facility with a group of financial institutions, which matures on August 14, 2018. QEPM’s credit facility contains an accordion provision that allows for the amount of the facility to be increased to $750.0 million with the agreement of the lenders. QEPM’s credit facility is available for QEPM’s working capital, capital expenditures, permitted acquisitions and general corporate purposes, including distributions. Substantially all of QEPM’s assets, excluding equity in and assets of certain joint ventures and unrestricted subsidiaries, are pledged as collateral under the credit facility. In addition, the credit facility contains restrictions and events of default customary for agreements of this nature.

As of June 30, 2014, there have been no borrowings under QEPM’s credit facility, and at June 30, 2014 and December 31, 2013, QEPM was in compliance with the covenants under the QEPM credit facility agreement.

QEPFS is not a borrower or guarantor of QEPM’s credit facility. In addition, QEPFS is not subject to any of the restrictions or covenants contained in QEPM’s credit agreement. Outstanding indebtedness under QEPM’s credit facility is not included in the definition of indebtedness under QEP’s credit facility.

Note 7—Commitments and Contingencies

QEPFS is involved in various commercial and regulatory claims, litigation and other legal proceedings that arise in the ordinary course of its business. QEPFS assesses these claims in an effort to determine the degree of probability and range of possible loss for potential accrual in its consolidated financial statements. In accordance with ASC 450, Contingencies, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. Because legal proceedings are inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about uncertain future events. When evaluating contingencies, QEPFS may be unable to provide a meaningful estimate due to a number of factors, including the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters. QEPFS’ litigation loss contingencies are discussed below. QEPFS is unable to estimate reasonably possible losses (in excess of recorded accruals, if any) for these contingencies for the reasons set forth above. QEPFS believes, however, that the resolution of pending proceedings (after accruals and insurance coverage) will not have a material effect on QEPFS’ financial position, but could be material to results of operations in a particular quarter or year.

Litigation

Questar Gas Company v. QEP Field Services Company, Civil No. 120902969, Third Judicial District Court, State of Utah. QEPFS’ former affiliate, Questar Gas Company (“QGC”), filed this complaint in state court in Utah on May 1, 2012, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, and an accounting and declaratory judgment related to a 1993 gathering agreement (the “1993 Agreement”) executed when the parties were affiliates. Specific monetary damages are not asserted. Under the 1993 Agreement, certain of QEPFS’ systems provide gathering services to QGC charging an annual gathering rate which is based on the cost of service. QGC is disputing the annual calculation of the gathering rate. The annual gathering rate has been calculated in the same manner under the 1993 Agreement since it was amended in 1998, without any prior objection or challenge by QGC. At the closing of the IPO, the assets and agreement discussed above were assigned to QEPM. QGC netted the disputed amount from its monthly payments of the gathering fees to QEPFS and has continued to net such amounts from its monthly payment to QEPM. As of June 30, 2014, QEPM has deferred revenue of $11.6 million related to the QGC disputed amount. QEPFS has filed counterclaims seeking damages and a declaratory judgment relating to its gathering services under the 1993 Agreement. QGC may seek to amend its complaint to add QEPM as a defendant in the litigation. QEPM has been indemnified by QEP for costs, expenses and other losses incurred by QEPM in connection with the QGC dispute, subject to certain limitations, as set forth in the Omnibus Agreement entered into between QEPM and QEPFS in connection with the IPO.

XTO Energy Inc. v. QEP Field Services Company, Civil No. 140900709, Third Judicial District Court, State of Utah. XTO Energy Inc. (“XTO”), filed this complaint in Utah state court on January 30, 2014, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, unjust enrichment and an accounting related to a 2010 gas processing agreement (the “Agreement”). QEPFS processes XTO’s natural gas on a firm basis under the Agreement. The Agreement requires QEPFS to transport, fractionate and market XTO’s NGL derived from XTO’s processed gas. XTO is seeking monetary damages related to QEPFS’ allocation of charges related to XTO’s share of NGL transportation, fractionation and marketing costs associated with shortfalls in contractual firm processing volumes.

Note 8—Subsequent Events

On July 1, 2014, QEPFS sold 40% of the membership interests in Green River Processing, LLC (“Green River Processing”), a wholly owned subsidiary of QEPFS, to QEP Midstream for $230.0 million (the “Green River Processing Acquisition”). QEP Midstream funded the Green River Processing Acquisition with $220.0 million of borrowings under their credit facility and cash on hand. The transaction was accounted for as a transaction between entities under common control with the difference between the carrying amount and the purchase price recorded to equity.

Green River Processing owns the Blacks Fork processing complex and the Emigrant Trail processing plant, both of which are located in southwest Wyoming. The combined processing capacity of Green River Processing is 890 million cubic feet per day, or MMcf/d, of which 560 MMcf/d is cryogenic capacity and 330 MMcf/d is Joule-Thomson processing capacity. In addition, there is 15,000 barrels per day of NGL fractionation capacity at the Blacks Fork complex.